17/B, Mahal Industrial Estate, Mahakali Caves Road, Andheri (East), Mumbai 400 093 India Tel.: (91-22) 6645 5645 Fax.: (91-22) 6645 5685

FOR IMMEDIATE RELEASE

U.S. District Court Rules in Favor of Sun Pharmaceutical, Dismisses All of Taro’s Claims
Taro fails in latest attempt to block Alkaloida's Tender Offer

Mumbai, India: July 15, 2010: Sun Pharmaceutical Industries Ltd. (Sun) (Reuters: SUN.BO, Bloomberg: SUNP IN, NSE: SUNPHARMA, BSE: 524715) today announced that the United States District Court for the Southern District of New York had dismissed in its entirety the complaint filed by Taro Pharmaceutical Industries Ltd. (Taro) (Pink Sheets: TAROF) seeking to block the Tender Offer by Sun’s subsidiary, Alkaloida Chemical Company Exclusive Group Ltd. (Alkaloida), to purchase all outstanding Ordinary Shares of Taro.

The Court rejected Taro’s claims based on allegations that Sun and Alkaloida had failed to make adequate disclosures concerning the Offer.  The Court also rejected Taro’s request for discovery, remarking that Taro had not explained any purpose that discovery would serve.

The Court also dismissed Taro’s other claims, including breach of contract and misappropriation of trade secrets, for lack of subject matter jurisdiction.  The Court gave Taro two weeks to file an amended complaint to attempt to fix the defects in its complaint.  However, even if Taro revives its state law claims, they will not entitle Taro to obtain the injunction it was seeking to enjoin consummation of Alkaloida’s Offer.

“Sun is pleased, but not surprised, by this decision.  The U.S. District Court’s complete dismissal of Taro’s complaint confirms that this most recent lawsuit was just one more unfortunate attempt by the Taro directors to divert Taro's limited resources to assisting the Levitt family in their ongoing refusal to comply with their contractual obligations.  Taro's previous attempt to thwart Sun's contractual rights already resulted in a stunning denunciation of the Taro directors by the Tel-Aviv District Court.  Sun hopes that the Taro directors will not waste additional time or company resources on any further such tactics,” said Dilip Shanghvi, Chairman and Managing Director of Sun.

Alkaloida’s Offer remains subject to a continuing order issued by the Supreme Court of Israel temporarily prohibiting the closing of the Offer until the Supreme Court issues a decision on the appeal of the separate litigation commenced against Alkaloida and its affiliates by Taro and certain of its directors regarding the applicability of the special tender offer (STO) rules under the Israeli Companies Law to the Offer.  The Tel-Aviv District Court previously ruled in favor of Sun that a special tender offer was not required.  The Offer is scheduled to expire on the fifth business day following the date Alkaloida announces a ruling on the appeal of the STO litigation or if, prior to such ruling, the Supreme Court’s temporary order is otherwise lifted.

About Sun Pharma

Established in 1983, listed since 1994 and headquartered in India, Sun Pharmaceutical Industries Ltd. (Reuters: SUN.BO, Bloomberg: SUNP IN, NSE: SUNPHARMA, BSE: 524715) is an international, integrated, speciality pharmaceutical company.  It manufactures and markets a large basket of pharmaceutical formulations as branded generics as well as generics in India, US and several other markets across the world.  In India, the company is a leader in niche therapy areas of psychiatry, neurology, cardiology, diabetology, gastroenterology, orthopedics and ophthalmology.  The Company has strong skills in product development, process chemistry, and manufacturing of complex API, as well as dosage forms. More information about the company can be found at www.sunpharma.com.

Contacts

Uday Baldota		Mira Desai
Tel	+91 22 6645 5645, Xtn 605	Tel	+91 22 6645 5645, Xtn 606
Tel Direct	+91 22 66455605	Tel Direct	+91 22 66455606
Mobile	+91 98670 10529	Mobile	+91 98219 23797
E mail	uday.baldota@sunpharma.com	E mail	mira.desai@sunpharma.com

Brunswick Group for Sun Pharma		MacKenzie Partners
Erin Becker/Nicki Kahner		Robert Marese
+1 212 333 3810		+1 212 929 5500

Arad Communications for Sun Pharma		Greenhill
Irit Radia		Ashish Contractor
+972-54-6699311		+1 212 389 1537

Registered Office : SPARC, Tandalja, Vadodara – 390 020.  India
Corporate Office : Acme Plaza, Andheri – Kurla Road, Andheri (East), Mumbai – 400 059.  India